SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

F O R M 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August 2004

B.V.R. SYSTEMS (1998) LTD.

(Name of Registrant)

16 HA’MELACHA STREET PARK AFEK, ROSH HA’AYIN 48091, ISRAEL

(Address of Principal Executive Office)

        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):____

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):____

        Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____

BVR SYSTEMS (1998) LTD. REPORTS SECOND QUARTER RESULTS FOR 2004

        Rosh Ha’ayin, Israel – August 12, 2004 – BVR Systems (1998) Ltd. (OTCBB: BVRSF.OB), a diversified world leader in advanced military training and simulation systems, today announced a net loss of $1.1 million, or $0.01 per share for second quarter of 2004, compared with a net loss of $0.7 million, or $0.07 per share for the second quarter of 2003. Net loss for the first six months of 2004 was $1.3 million or $0.03 per share, compared with a net loss of $1.9 million or $0.18 per share for the first six months of 2003.

        Revenues for the second quarter of 2004 were $2.5 million, compared with revenues of $4.9 million for the second quarter of 2003. For the first six months of 2004, BVR’s revenues decreased 48 percent to $5.4 million compared with revenues in the first six months of 2003 of $10.3 million.

        Gross loss for the second quarter of 2004 was $0.2 million, compared with gross profit of $1.2 for the second quarter of the previous year. For the first six months of 2004, gross profit was $0.4 million compared with gross profit of $1.8 million for the first six months of 2003.

        Operating loss for the second quarter of 2004 was $0.9 million, compared with an operating loss of $0.5 million for the same period last year. Operating loss for the first six months of 2004 was $1.2 million compared with an operating loss of $1.5 million for first six months of 2003.

        BVR’s order backlog at the end of the second quarter was approximately $15.9 million.

        On August 4, 2004, Chun Holdings L.P., BVR’s controlling shareholder, exercised warrants to purchase 11,000,000 ordinary shares in consideration for approximately $2.0 million in cash. This amount is in addition to the financing round of $12 million recently completed by BVR and an arrangement with the company’s banks.

        The management of the Company is confident that the on going positive change in its financial structure will improve its ability to conduct new business, and its position as a world leader in advanced defense training and simulation systems.

BVR Systems (1998) Ltd., (OTCBB:BVRSF.OB) is a world leader in advanced defense training and simulation systems. The Company is controlled by Chun Holding L.P. a limited partnership in which Aviv Tzidon, Aeronautics Defense Systems Ltd. and Prescient Systems & Technologies Pte Ltd. are limited partners.
For more information visit the Company’s web site at http://www.bvrsystems.com

This press release contains forward-looking statements within the meaning of the “safe harbor” provision of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of BVR Systems’ management and are subject to a number of factors and uncertainties that could cause actual results or performance of the Company to differ materially from those contemplated in such forward-looking statements. These factors include but are not limited to the fact that the Company has experienced reduction in backlog; the Company has reported operating and/or net losses in the past and may report operating and/or net loses in the future, conditions in Israel affect the Company’s operations and may limit its ability to produce and sell its products, changes in technology and market requirements; decline in demand for the company’s products; inability to timely develop and introduce new technologies, products and applications; loss of market share and pressure on pricing resulting from competition. For other factors that could cause BVR Systems’ results to vary from expectations, please see the Company’s reports filed from time to time with the SEC.

Contacts:

Reuven Shahar, CFO
BVR Systems (1998) Ltd.
Tel: 011 972 3 900 8000

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Assets

Current assets

Cash and cash equivalents	258	4,062	1,627
Restricted bank deposits	1,380	2,378	-
Trade receivables	3,879	8,266	4,094
Work in progress	112	144	102
Other receivables and prepaid expenses	688	1,009	763
Inventories	2,257	2,723	2,339

Total current assets	8,574	18,582	8,925

Investments and loans	1,224	422	1,318

Fixed assets

Cost	9,629	9,533	9,538
Less - accumulated depreciation	8,623	8,081	8,378

Fixed assets, net	1,006	1,452	1,160

Total assets	10,804	20,456	11,403

B.V.R. Systems (1998) Ltd.

Consolidated Balance Sheet

	June 30		December 31
	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Audited

Liabilities and Shareholders' Equity

Current liabilities

Short-term bank credit	541	13,006	10,116
Trade payables	3,324	5,249	3,268
Excess of advances from customers over amounts
recognized as revenue	3,016	3,381	3,586
Other payables and accrued expenses	2,602	3,819	3,118
Short-term loan from related party	-	-	430

Total current liabilities	9,483	25,455	20,518

Long-term liabilities
Long-term bank loans	1,033	-	-
Long-term loans from others	120	-	601
Liability for employee severance benefits, net	136	554	460

Total long-term liabilities	1,289	554	1,061

Shareholders' equity (deficit)
Share capital	17,296	2,529	2,529
Additional paid-in capital	18,513	21,408	21,408
Receivable on account of shares	(380)	-	-
Accumulated deficit	(35,397)	(29,490)	(34,113)

	32	(5,553)	(10,176)

Total liabilities and shareholders' equity	10,804	20,456	11,403

B.V.R. Systems (1998) Ltd.

Consolidated Statements of Operations

	Six months ended		Three months ended		Year ended
	June 30		June 30		December 31
	2004	2003	2004	2003	2003
	US$ thousands	US$ thousands	US$ thousands	US$ thousands	US$ thousands
	Unaudited	Unaudited	Unaudited	Unaudited	Audited
Income from sales	5,441	9,228	2,543	3,921	13,218
Income from royalties
and commissions	-	1,114	-	952	1,249

Total income	5,441	10,342	2,543	4,873	14,467

Cost of sales	5,038	8,543	2,770	3,667	13,625

Gross profit (loss)	403	1,799	(227)	1,206	842

Operating expenses:

Research and development	85	288	49	177	693
Selling and marketing	566	1,139	264	474	1,778
General and administrative	938	1,900	368	1,040	4,016

Operating loss	(1,186)	(1,528)	(908)	(485)	(5,645)

Financial expenses, net	(255)	(356)	(139)	(206)	(707)
Other income, net	192	11	-	-	55

Loss
before income taxes	(1,249)	(1,873)	(1,047)	(691)	(6,297)
Income tax expenses	(35)	(50)	(20)	(25)	(249)

Net loss for the period	(1,284)	(1,923)	(1,067)	(716)	(6,546)

Loss per share:

Basic and diluted loss
per share (in US$)	(0.03)	(0.18)	(0.01)	(0.07)	(0.61)

Weighted-average number of
ordinary shares of nominal
NIS 1.00 par value
outstanding (in thousands)
used in basic and diluted
profit (loss) per share
calculation	44,744	10,661	72,893	10,661	10,661

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BVR SYSTEMS (1998) LTD. BY: /S/ Aviv Tzidon —————————————— Aviv Tzidon Chairman of the Board of Directors

Dated: August 17, 2004